UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12B-25

                                                  SEC FILE NUMBER
                                                        000-15369
                   NOTIFICATION OF LATE FILING
                                                     CUSIP NUMBER

(Check One): [ ] Form 10-K    [ ] Form 20-F  [ ] Form 11-K
             [X] Form 10-Q    [ ] Form N-SAR

               For Period Ended: September 30, 2001

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Tunex International, Inc.
556 East 2100 South
Salt Lake City, Utah

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The Independent Auditor's statement has been attached as Exhibit A as required by Rule 12b-25(c).

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company was unable to obtain the required financial and other information without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Steven Love                                    (801) 486-8133

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).
                              [X] Yes             [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                              [  ] Yes            [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.


Tunex International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2001        By:  /s/ R. Steven Love
					       President